August 27, 2025

Suk Yee Kwan
Chief Executive Officer
Happy City Holdings Ltd
30 Cecil Street
#19-08 Prudential Tower
Singapore

       Re: Happy City Holdings Ltd
           Draft Registration Statement on Form F-1
           Submitted August 15, 2025
           CIK No. 0002046656
Dear Suk Yee Kwan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Mengyi "Jason" Ye, Esq.